Exhibit 2.1

Execution Version

ASSET CONTRIBUTION AGREEMENT

THIS ASSET CONTRIBUTION AGREEMENT is being entered into as of February 9, 2015 (this “Agreement”), by and between Transposagen Biopharmaceuticals, Inc., a Delaware corporation (“Transposagen”), and Poseida Therapeutics, Inc., a Delaware corporation (“Poseida”). Transposagen and Poseida are referred to collectively in this Agreement as the “Parties.”

RECITALS

WHEREAS, Transposagen desires to transfer certain of its intellectual property to Poseida hereunder and Poseida desires to license back to Transposagen certain of such intellectual property to Transposagen pursuant to two License Agreements, to be executed on even date herewith (the “License Agreements”), and transfer the Contributed Assets (defined herein) to Poseida in exchange for the issuance to Transposagen of Twelve Million Thirty Five Thousand Eight Hundred Eleven (12,035,811) shares of Poseida’s Common Stock, par value $.0001 per share (the “Shares”), which represents all of the issued and outstanding capital stock of Poseida, and Poseida’s assumption of the Assumed Liabilities (as defined below), in each case in accordance with the terms of this Agreement (the “Contribution”); and

WHEREAS, in connection with this Agreement and the License Agreements, Transposagen will provide certain services to Poseida pursuant to a Service Agreement between Transposagen and Poseida to be entered into promptly following the Closing (“Services Agreement”).

NOW, THEREFORE, in consideration of the covenants and agreements contained in this Agreement, the Parties agree as follows:

AGREEMENT

1. CONTRIBUTION OF ASSETS

1.1 Contribution of Assets. On the terms and subject to the conditions and other provisions set forth in this Agreement, at the Closing, Transposagen will contribute, convey and assign to Poseida, the entire right, title and interest in and to the following assets, properties and rights of Transposagen (whether tangible or intangible, whether real, personal or mixed, whether fixed, contingent or otherwise, and collectively, the “Contributed Assets”), free and clear of any security interest, lien, charge, encumbrance, claim, condition or restriction of any kind (“Encumbrances”) other than the Permitted Encumbrances (as defined below):

(a) all of the assets, properties and rights that are set forth on Schedule 1.1(a);

(b) all of Transposagen’s rights under the agreements and other instruments described on Schedule 1.1(b) (the “Assumed Contracts”), including all receivables under the Assumed Contracts;

(c) all of the Company’s rights in and to the Intellectual Property described on Schedule 1.1.(c) (the “Contributed Intellectual Property”);

(d) cash in the amount of $300,000;

(e) all product manufacturing, release or handling data and clinical data and documentation described on Schedule 1.1(e);

(f) all data and documentation arising out of or resulting from those studies described on Schedule 1.1(f);

(g) all rights, privileges, claims and causes of action (regardless of whether or not such claims or causes of action are known by Transposagen or have been asserted by Transposagen) arising out of or relating to the ownership, performance or use of the Contributed Assets;

(h) all goodwill, intangible assets and going concern value directly related to the Transferred Business;

(i) and all books, records, documents, schematics, diagrams and manuals of the Company pertaining to the assets described in clauses (a) through (h) above or otherwise to the extent directly related to the Transferred Business, including (i) all portions of laboratory notebooks which relate to the Contributed Intellectual Property or contain any of the data referred to in Schedule 1.1(e) or Schedule 1.1(f); and (ii) all financial and accounting records payroll and personnel records related to the Poseida Personnel.

1.2 Retained Assets. Transposagen hereby retains and shall not contribute, assign, convey or otherwise transfer to Poseida, and the Contributed Assets will not be deemed to include, any assets, properties or rights or any right, title or interest in or to any assets, properties or rights (whether tangible or intangible, whether real, personal or mixed, whether fixed, contingent or otherwise and including Intellectual Property contained therein or Intellectual Property Rights related thereto) other than the Contributed Assets (collectively, the “Retained Assets”).

1.3 Non Assignable Contracts.

(a) Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to transfer or assign any Assumed Contract or any claim, right or benefit arising under or resulting from any such Assumed Contract if a transfer or an assignment, or attempted transfer or assignment, of the same without the consent of a third party would constitute a material breach or other contravention of the rights of such third party, would be ineffective with respect to an agreement concerning such Assumed Contract or would in any way impair the rights of Poseida or Transposagen with respect thereto. If any assignment of any such Assumed Contract by Transposagen to Poseida, or any assumption by Poseida of any interest, liability, obligation or commitment under, any such Assumed Contract requires any such consent or approval, then such assignment or assumption shall be made subject to such consent or approval being obtained and, after receipt of such consent or approval, such assignment and assumption shall be deemed to have been effected in accordance with the terms of this Agreement.

(b) Transposagen or Poseida, as the case may be, shall use its commercially reasonable efforts (it being understood that such efforts shall not include any requirement of Poseida or Transposagen to expend money or offer or grant any financial accommodation), to obtain all consents, approvals and waivers and to resolve all impracticalities of assignments or transfers necessary to convey to Poseida the Assumed Contracts so to be conveyed pursuant to Section 1.1.

(c) If any consent, approval or waiver necessary to assign or transfer to Poseida any Assumed Contract as contemplated by clause (b) is not obtained, then, pending the attainment of such consent, approval or waiver pursuant to clause (b), Transposagen and Poseida will cooperate in a mutually agreeable arrangement under which Poseida would obtain the benefits and assume the obligations with respect thereto as contemplated by this Agreement and as reasonably permitted under the terms of such Assumed Contract, at no cost to Poseida (other than the reimbursement of all reasonable costs and expenses directly incurred by Transposagen or any of its Subsidiaries in performing under the terms of such Assumed Contract under this clause (c), including costs and expenses associated with payments made to third parties in respect of any Assumed Contract that is the subject of this clause (c)).

1.4 Shared Assets. Each Party shall use commercially reasonable efforts to determine the extent, if any, to which an asset, property or right described in Section 1.1 or Section 1.2, as applicable, is necessary to retain, control or use both a Contributed Asset and a Retained Asset, including those items so designated on the schedules in Sections 1.1 and 1.2 (a “Shared Asset”). For each such Shared Asset for which the Parties have not already agreed how to apportion, divide or use pursuant to the License Agreements, the Services Agreement or the Trademark License Agreements, the Parties shall cooperate in good faith to provide, as appropriate, for (i) the allocation and division of such Shared Asset between the Parties prior to the Closing to the extent commercially practicable; or (ii) if such Shared Asset is not capable of being so allocated and divided, then the Parties shall provide for the shared use or ownership of any such Shared Asset, from one Party to the other, whether by lease, sublease, license, sublicense or similar agreement under an appropriate agreement providing for use by the other Party on commercially reasonable terms and without cost (other than, if applicable, the reimbursement of all reasonable costs and expenses directly incurred by one Party in making such Shared Asset available to the other Party, including all costs and expenses associated with payments made to third parties in respect of such Shared Asset).

1.5 Disclaimer of Value. Transposagen does not, in this Agreement or any other agreement, instrument or document delivered under this Agreement, make any representation as to, warranty of, or covenant to Poseida, express or implied, with respect to the value of any asset transferred to Poseida. Poseida does not, in this Agreement or any other agreement, instrument or document delivered under this Agreement, make any representation as to, warranty of, or covenant to Transposagen, express or implied, with respect to the value of the Shares.

2. ASSUMPTION OF CERTAIN LIABILITIES

2.1 Assumed Liabilities. At the Closing, Poseida shall assume from the Company only the Assumed Liabilities (as defined below) and shall not assume, and shall not be deemed to have assumed or to be liable for, any other Liability or obligation of any kind whatsoever whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, of the Company, of any nature whatsoever, whether or not related to the Transferred Business or the Contributed Assets (the “Retained

Liabilities”). The Retained Liabilities shall remain the sole responsibility of, and shall be retained, paid, performed and discharged solely by, the Company. “Assumed Liabilities” means only those post-Closing Liabilities arising out of or in connection with any Assumed Contract; provided, however, that, notwithstanding the foregoing, the Assumed Liabilities shall not include, and Poseida shall not assume or be obligated or liable in respect of, any such performance obligations that arise out of, or are related to, any event, circumstance, condition, breach or default under any such Assumed Contract prior to the Closing.

2.2 Sales and Transfer Taxes. Transposagen and Poseida will each bear and pay 50% of any sales taxes, use taxes, transfer taxes, documentary charges, recording fees, filing fees or similar taxes, charges, fees or expenses that may become payable in connection with the contribution of the Contributed Assets to Poseida, the issuance and delivery of the Shares to Transposagen and the assumption by Poseida of the Assumed Liabilities.

3. ISSUANCE OF THE SHARES

3.1 Shares. As consideration for the contribution of the Contributed Assets to Poseida, at the Closing, Poseida will assume the Assumed Liabilities, and Poseida will issue and deliver to Transposagen a stock certificate representing the Shares.

4. CLOSING

4.1 Closing Date. The closing of the transaction set forth in this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signatures on the date hereof, or at such other time or place as the Parties agree upon orally or in writing. For purposes of this Agreement, the “Closing Date” means the date on which the Closing actually takes place.

4.2 Transposagen Closing Deliveries. At or prior to the Closing, Transposagen shall deliver to Poseida:

(a) the Contributed Assets;

(b) executed copies of the License Agreements;

(c) executed copies of the Trademark License Agreements in the forms agreed to by the parties (the “Trademark License Agreements”);

(d) an executed copy of the Services Agreement; and

(e) evidence of the release of all Encumbrances on the Contributed Assets (other than Permitted Encumbrances).

4.3 Poseida Closing Deliveries. At or prior to the Closing, Poseida shall deliver to Transposagen:

(a) a certificate representing the Shares, as provided in Section 3.1;

(b) executed copies of the License Agreements;

(c) executed copies of the Trademark License Agreements; and

(d) an executed copy of the Services Agreement.

5. REPRESENTATIONS AND WARRANTIES

5.1 By Transposagen. Transposagen hereby represents and warrants to Poseida as of the Closing Date as set forth below in this Section 5.1:

(a) Organization, Standing and Corporate Power. Transposagen has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where the failure to have such government licenses, permits, authorizations or approvals individually or in the aggregate has not had and would not reasonably be expected to have a material adverse effect on Transposagen. Transposagen is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not had and would not reasonably be expected to have a material adverse effect on Transposagen.

(b) Authorization; Binding Obligations. Transposagen has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Transposagen of this Agreement and the consummation by Transposagen of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Transposagen and no other corporate proceedings on the part of Transposagen are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Transposagen and, assuming the due authorization, execution and delivery of this Agreement by Poseida, constitutes a legal, valid and binding obligation of Transposagen, enforceable against Transposagen in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(c) No Conflict. The execution, delivery, and performance of and compliance with this Agreement will not, with or without the passage of time or giving of notice, (a) conflict with, or result in any violation of or default or loss of any benefit under, any provision of the certificate of incorporation or bylaws of Transposagen; (b) conflict with, or result in any violation of or default or loss of any benefit under, any permit, concession, grant, franchise, law, rule or regulation, or any order to which Transposagen is a party or to which any of its property is subject; (c) conflict with, or result in a breach or violation of or default or loss of any benefit under, or accelerate the performance required by, the terms of any agreement, contract, indenture or other instrument to which Transposagen is a party or to which any of its property is subject, or constitute a default or loss of any right thereunder or an event that, with the lapse of time or notice or both, might result in a default or loss of any right thereunder or the creation of any Encumbrance upon any of the Contributed Assets; or (d) result in the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to Transposagen, its business or operations or any of its assets or properties.

(d) Governmental Entities; Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or any other person or entity is required to be obtained or filed by Transposagen in connection with the consummation of the transactions contemplated by this Agreement.

(e) Proceedings. There is no action, claim, arbitration, mediation, proceeding, charge, compliant, prosecution, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) pending or, to Transposagen’s knowledge, currently threatened against Transposagen that is related to the Contributed Assets or that would prohibit the Contribution.

(f) Title to Assets. Transposagen has good, valid and marketable title to the Contributed Assets, free and clear of Encumbrances (other than the Permitted Encumbrances). At the Closing, Transposagen will contribute and transfer to Poseida, and Poseida shall acquire, good, valid and marketable title to all of the Contributed Assets, free and clear of all Encumbrances (other than the Permitted Encumbrances). The Contributed Assets, together with the rights obtained in this Agreement, the License Agreements, the Trademark License Agreements, and the Master Services Agreement between Transposagen and Poseida, of even date herewith (the “Services Agreement”), and the Services Agreement include all of the assets and rights that would be required for Poseida to conduct the Transferred Business immediately after the Closing in the same manner in which the Transferred Business had been conducted by Transposagen immediately prior to the Closing.

5.2 By Poseida. Poseida hereby represents and warrants to Transposagen as of the Closing Date as set forth below in this Section 5.2:

(a) Organization, Standing and Corporate Power. Poseida has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets, except where the failure to have such government licenses, permits, authorizations or approvals individually or in the aggregate has not had and would not reasonably be expected to have a material adverse effect on Poseida. Poseida is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not had and would not reasonably be expected to have a material adverse effect on Poseida.

(b) Authorization; Binding Obligations. Poseida has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Poseida of this Agreement and the consummation by Poseida of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Poseida and no other corporate proceedings on the part of Poseida are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Poseida and, assuming the due authorization, execution and delivery of this Agreement by Transposagen, constitutes a legal, valid and binding obligation of Poseida, enforceable against Poseida in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(c) Capitalization

(i) As of the date hereof and immediately prior to the Closing, no shares of Poseida’s capital stock have been issued or are outstanding.

(ii) The Shares have been duly authorized and, upon the issuance of the Shares to Transposagen as consideration for the contribution of the Contributed Assets to Poseida and the assumption by Poseida of the Assumed Liabilities at the Closing, (A) the Shares will have been validly issued, fully paid and nonassessable and not subject to any liens, encumbrances, preemptive rights or restrictions on transfer other than pursuant to those certain Shareholders’ Agreements that must be executed and agreed to by any proposed transferee of the Shares, and (B) the Shares will have been issued in compliance with all applicable state and Federal laws concerning the issuance of securities.

6. OTHER AGREEMENTS

6.1 Access. From and after the Closing, each of Transposagen and its Subsidiaries, on the one hand, and Poseida and its Subsidiaries, on the other hand, shall afford to the other and to the other’s representatives reasonable access and duplicating rights (at the requesting person’s expense), during normal business hours and upon reasonable advance notice, to all information within the possession or control of Poseida or any of its Subsidiaries, on the one hand, or Transposagen or any of its Subsidiaries, on the other hand, to the extent directly relating to the Retained Assets or Retained Liabilities (in the case of a request by or on behalf of Transposagen) or the Contributed Assets or Assumed Liabilities (in the case of a request by or on behalf of Poseida) in each case as they existed as of the Closing and insofar as such access is reasonably required for a reasonable purpose. Without limiting the foregoing, information may be requested under this Section 6.1 for audit, accounting, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

6.2 Confidentiality. The Parties agree and acknowledge that the terms and conditions of Article 7 of the Services Agreement shall apply with respect to the Confidential Information (as defined in the Services Agreement) of Poseida and Transposagen, and are hereby incorporated by reference. All information included in or relating to the Contributed Assets and Assumed Liabilities shall be deemed “Confidential Information” of Poseida under the Services Agreement and all information included in or relating to the Retained Assets and Retained Liabilities shall be deemed “Confidential Information” of Transposagen under the Services Agreement and the contents of this Agreement shall be deemed “Confidential Information” of both Parties under the Services Agreement. Notwithstanding the provisions of this Agreement, the Services Agreement, the License Agreements or the Trademark License Agreements, either Party may disclose the contents of this Agreement, the Services Agreement, the License Agreements and/or the Trademark License Agreements to bona fide actual or prospective underwriters, investors, lenders or other financing sources or to potential acquirers of such Party or its assets and who are bound by obligations of confidentiality and restrictions on use similar to those set forth in the Services Agreement.

6.3 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement (including, without limitation, executing and delivering such further instruments of conveyance, assignment and transfer and taking, or cause to be taken, such other action as Poseida may request in order to convey, assign and transfer to Poseida all right, title, interest and possession of the Contributed Assets). In furtherance of the foregoing, the Parties agree that if, after the Closing, either Party holds assets, properties or rights which by the terms hereof were intended to be assigned and transferred to, or retained by, the other Party (giving effect to the License Agreements, the Trademark License Agreements and the Services Agreement), such Party shall, at its expense, promptly assign and transfer or cause to be assigned and transferred such assets, properties and rights to the other Party, and the Parties agree that the transferring Party will hold such assets, properties and rights as trustee of the transferee Party and all income and risk of loss of the transferred assets, properties and rights shall be for the account of the intended owner.

6.4 Post-Closing Matters. After the Closing, (a) Transposagen will take commercially reasonable actions to assist Poseida in its efforts to maintain for the benefit of Poseida those business relationships of Transposagen existing prior to the Closing that relate to the Transferred Business including relationships with customers, clients, affiliates, suppliers and others, (b) Transposagen will satisfy the Retained Liabilities, and Poseida will satisfy the Assumed Liabilities, each in a manner that is not detrimental to any of such relationships or the other Party, and (c) Transposagen will promptly refer to Poseida all inquiries and promptly after receipt thereof deliver to Poseida all correspondence and other items and materials relating to the Transferred Business or the Contributed Assets, and Poseida will promptly refer to Transposagen all inquiries and promptly after receipt thereof deliver to Transposagen all correspondence and other items and materials relating to the Retained Business.

6.5 Consents; Release of Encumbrances. As promptly as practicable after the Closing, Transposagen will provide evidence that Transposagen has sent all notices, made all filings and obtained all consents required to be sent, made and obtained by Transposagen in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

6.6 Enforcement of Certain Contract Rights. At the election and direction of Poseida, Transposagen shall enforce Transposagen’s rights under all confidentiality, non-disclosure, non-competition, non-solicitation, employment, consulting, contractor, assignment of proprietary rights, inventions or developments or other similar provisions or agreements with employees, consultants or advisors of Transposagen for matters related to the Transferred Business. Poseida shall reasonably control the direction of the enforcement of Transposagen’s rights under this Section 6.6 and shall control the selection of legal counsel to assist in such enforcement (as Poseida deems necessary). Poseida shall promptly reimburse Transposagen for all costs and expenses incurred in connection with the pursuit of the enforcement of rights under this Section 6.6.

7. EMPLOYEE MATTERS AND TRANSITION SERVICES

7.1 Employment of Transposagen Employees and Poseida Employees. Effective as of the Closing, (i) Transposagen Employees shall remain employees of Transposagen in the same capacities as then held by such employees (or in such other capacities and upon such terms and conditions as Transposagen shall determine in its sole discretion) and (ii) the Poseida Employees shall become employees or contractors of Poseida in such capacities and upon such terms and conditions as Poseida shall determine in its sole discretion. Nothing contained in this Section 7.1 shall confer on any Transposagen Employee or any Poseida Employees any right to continued employment after the Closing, and such employees shall continue to be employed “at-will,” subject to the terms of any employment or other similar agreement as in effect at the Closing.

7.2 Liabilities and Obligations Generally. Without limiting the generality of Section 7.1, effective as of the Closing, Poseida shall assume and be solely responsible for all Liabilities relating to the Poseida Employees that arise from and after the Closing, provided, however, that Poseida shall not assume any such Liabilities that arise out of, or are related to, any event, circumstance or condition that existed or occurred prior to the Closing. Without limiting the generality of Section 7.1, effective as of the Closing, Transposagen shall retain and be solely responsible for all Liabilities relating to Transposagen Employees.

7.3 Employee Records. Prior to or as promptly as practicable after the Closing, to the extent permitted by law and provided that Transposagen has received appropriate written authorizations from the applicable Poseida Employees, Transposagen shall deliver to Poseida all books, records, files, documents and agreements that are related to the Poseida Employees, including (i) employment offer letters; (ii) employment and consulting agreements; (iii) employee benefit and profit-sharing plans or arrangements, including deferred compensation plans, bonus plans, incentive plans, pension and other retirement plans, severance plans, health and welfare plans (e.g., life or health insurance, medical reimbursement plans, etc.) and similar plans or arrangements; (iv) performance review materials; (v) disciplinary records; (vi) employment application materials; (vii) materials related to loans to, and guarantees for the benefit of, such employees; (viii) employee handbooks, manuals, guidelines and bulletins, and any memoranda pertaining to Transposagen’s policies on vacation, termination, promotion and similar matters; (ix) proprietary information and inventions, confidentiality and non-competition agreements; and (x) agreements providing for severance benefits, acceleration benefits or other benefits upon termination of employment or in connection with a change in control, or “stay bonuses.” To the extent permitted by law, from and after the Closing, all such books, records, files, documents and agreements shall be the property of Poseida and Poseida shall comply with all applicable legal requirements with respect to such materials, including but not limited to any recordkeeping and maintenance requirements. Transposagen may retain one archival copy of all books, records, files, documents and agreements delivered to Poseida pursuant to this Section 7.3 for the purposes of any applicable recordkeeping and maintenance requirements.

7.4 Options. As promptly as practicable after the Closing, Transposagen shall deliver to each Transposagen Employee and Poseida Employee that held, as of the Closing, an option to purchase shares of Transposagen (a “Transposagen Option”) a notice that adjusts the exercise price of the Transposagen Option such that the adjusted exercise price shall be equal to (A) the current exercise price of their Transposagen option multiplied by (B) 0.6829. All other terms of the Transposagen Option shall remain unchanged. In addition, as promptly as practicable after the Closing, Poseida shall grant to each Transposagen Employee and Poseida Employee that held a Transposagen Option, an option to purchase shares of Poseida (the “Poseida Option”) where (i) the number of shares of Poseida common stock subject to such Poseida Option shall equal the number of shares of Transposagen subject to the applicable individual’s Transposagen Option and (ii) the exercise price of the Poseida Option shall be equal to (A) the current exercise price of their Transposagen option multiplied by (B) 0.2195.

8. INDEMNIFICATION AND INSURANCE

8.1 Indemnification by Poseida and the Poseida Subsidiary Indemnitors.

(a) Subject to the provisions of this Section 8, Poseida and the applicable Poseida Subsidiary Indemnitors, as described in clause (b) below, shall jointly and severally indemnify and hold harmless Transposagen Indemnitees from and against any and all Losses asserted against, imposed upon, or incurred by such Transposagen Indemnitee which arise out of or in connection with:

(i) the operation of the Transferred Business by Poseida after the Closing except as a result of Transposagen’s breach of this Agreement, the Services Agreement, the Trademark License Agreements or the License Agreements;

(ii) the failure by Poseida or any of its Subsidiaries to pay, perform or otherwise discharge any of the Assumed Liabilities in accordance with their terms;

(iii) any inaccuracy in, or any breach of, any representation or warranty of Poseida set forth in this Agreement; or

(iv) the failure by Poseida or any of its Subsidiaries to perform any covenant, agreement, obligation or undertaking in this Agreement.

(b) In the event that Poseida creates any Subsidiary after the Closing that engages in any aspect of the Transferred Business or to which any of the Contributed Assets or Assumed Liabilities are transferred, contributed or assigned, Poseida shall cause such Subsidiary to become a Poseida Subsidiary Indemnitor for purposes of this Section 8 (as if originally named as a Poseida Subsidiary Indemnitor herein) and to expressly assume by written instrument the indemnification obligations described in Section 8.1(a) above. The obligations of each other Poseida Indemnitor hereunder shall remain in full force and effect notwithstanding the addition of any new Poseida Subsidiary Indemnitor as a Party to this Agreement. Notwithstanding the foregoing, each Poseida Subsidiary Indemnitor shall only be liable for Losses which arise out of or in connection with a breach by such Poseida Subsidiary Indemnitor of any covenant, agreement, obligation or undertaking under this Agreement.

8.2 Indemnification by Transposagen and Transposagen Subsidiary Indemnitors.

(a) Subject to the provisions of this Section 8, Transposagen and the applicable Transposagen Subsidiary Indemnitors, as described in clause (b) below, shall jointly and severally indemnify and hold harmless the Poseida Indemnitees from and against any and all Losses asserted against, imposed upon, or incurred by such Poseida Indemnitee which arise out of or in connection with:

(i) the operation of the Retained Business by Transposagen;

(ii) the failure by Transposagen or any of its Subsidiaries to pay, perform or otherwise discharge any of the Retained Liabilities in accordance with their terms;

(iii) any inaccuracy in, or any breach of, any representation or warranty of Transposagen set forth in this Agreement; or

(iv) the failure by Transposagen or any of its Subsidiaries to perform any covenant, agreement, obligation or undertaking in this Agreement.

(b) In the event that Transposagen creates any Subsidiary after the Closing that engages in any aspect of the Retained Business or to which any of the Retained Assets or Retained Liabilities are transferred, contributed or assigned, Transposagen shall cause such Subsidiary to become a Transposagen Subsidiary Indemnitor for purposes of this Section 8 (as if originally named as a Transposagen Subsidiary Indemnitor herein) and to expressly assume by written instrument the indemnification obligations described in Section 8.2(a) above. The obligations of each other Transposagen Indemnitor hereunder shall remain in full force and effect notwithstanding the addition of any new Transposagen Subsidiary Indemnitor as a Party to this Agreement. Notwithstanding the foregoing, each Transposagen Subsidiary Indemnitor shall only be liable for Losses which arise out of or in connection with a breach by such Transposagen Subsidiary Indemnitor of any covenant, agreement, obligation or undertaking under this Agreement.

8.3 Procedures.

(a) (i) If a claim by a third party is made against any Indemnitee arising out of a matter for which the Indemnitee is entitled to be indemnified pursuant to this Agreement (a “Third Party Claim”), the Indemnitee shall promptly notify the Party from whom it is entitled to be indemnified pursuant to this Agreement (the “Indemnifying Party”), in writing and in reasonable detail, of such claim (and in any event within 30 calendar days of receipt of notice by the Indemnitee of such Third Party Claim). The failure to notify promptly the applicable Indemnifying Party hereunder shall not relieve the Indemnitee of its obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure. The Indemnifying Party shall be responsible for the fees and expenses of counsel employed by the Indemnitee; provided, however, that in no event shall the Indemnifying Party be liable for the fees and expenses of more than one counsel (in addition to any local counsel) for all Indemnitees in connection with any one action or separate but similar or related actions arising out of the same general allegations or circumstances; and provided, further, that if the Indemnifying Party elects to assume the defense of the Third Party

Claims in accordance with clause (ii) below, the Indemnifying Party shall not be liable to any Indemnitee for any legal expenses subsequently incurred by such Indemnitee in connection with the defense thereof.

(ii) The Indemnifying Party shall be entitled to participate in the defense of a Third Party Claim through its counsel, at its own expense, and, if it so chooses, to assume the defense thereof (at the expense of the Indemnifying Party) with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnitee. If the Indemnifying Party assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control all proceedings taken in connection with such Third Party Claim and, without limiting the foregoing, may in its sole discretion, subject to the last sentence of this paragraph (ii), pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Governmental Entity with respect thereto, and, subject to the last sentence of this paragraph (ii), may in its sole discretion, either pay the amount claimed and sue for a refund where applicable law permits such refund suits, settle or contest the Third Party Claim in any permissible manner. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnitee in defending such Third Party Claim) if (1) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnitee which the Indemnitee reasonably determines, after conferring with its counsel, cannot be separated from any related claim for money damages, or (2) the settlement of, or an adverse judgment with respect to, the Third Party Claim is reasonably likely to, in the good faith judgment of the Indemnitee, establish a precedential custom or practice adverse to the continuing business interests of the Indemnitee, (3) the Third Party Claim relates to any Intellectual Property of the Indemnitee or any of its affiliates, or (4) the Third Party Claim is reasonably likely to lead to criminal charges against the Indemnitee or any of its affiliates. If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, the Indemnitee will agree to any settlement, compromise or discharge of such Third Party Claim which the Indemnifying Party may recommend and which by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim; provided, however, that, without the Indemnitee’s consent, the Indemnifying Party shall not consent to entry of any judgment or enter into any settlement (x) that provides for injunctive or other nonmonetary relief affecting the Indemnitee or (y) that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim.

(iii) So long as the Indemnitee is participating in the defense of a Third Party Claim in good faith, the Indemnifying Party shall reasonably cooperate with the Indemnitee by providing records and information on a timely basis that are reasonably relevant to such Third Party Claim, and shall in good faith regularly consult with counsel for the Indemnitee and include such counsel in relevant conferences and proceedings to the extent requested by such counsel. If the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnitee shall not settle, compromise or voluntarily pay any Third Party Claim without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld, delayed or conditioned. No such consent will be required if the Indemnitee agrees in writing to forego all claims for indemnification from the Indemnifying Party with respect to such Third Party Claim, or the

Indemnitee reasonably believes itself to be potentially or actually exposed to (A) Losses in excess of amounts reasonably expected to be received from the Indemnifying Party or (B) to non-monetary remedies; provided, however, that the Indemnitee uses reasonable efforts to obtain in such settlement a release of the Indemnifying Party and other Indemnitees with respect to all such Third Party Claims.

(b) In the event any Indemnitee should have a claim against any Indemnifying Party that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnitee (a “Direct Claim”), the Indemnitee shall deliver notice of such Direct Claim, in writing and in reasonable detail and with reasonable promptness, to the Indemnifying Party. The failure by any Indemnitee to so notify the Indemnifying Party hereunder shall not relieve the Indemnifying Party of its obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party is actually and materially prejudiced by such failure. If the Indemnifying Party does not notify the Indemnitee within 30 calendar days following its receipt of such notice that such Indemnifying Party disputes its liability to the Indemnitee, such Direct Claim specified by the Indemnitee in such notice shall be conclusively deemed a liability subject to indemnification pursuant to this Agreement. If the Indemnifying Party has timely disputed its liability with respect to such Direct Claim as provided above, the Indemnitee and the Indemnifying Party shall attempt to resolve in good faith such dispute within 60 days of the Indemnifying Party providing notice to the Indemnitee of the dispute of liability (it being understood that such good faith attempt shall not require either party to submit the dispute to arbitration). If such dispute is not so resolved within such 60-day period, then either party may initiate a lawsuit with respect to the subject matter of such dispute.

8.4 Successors.

(a) None of Poseida or any of the Poseida Subsidiary Indemnitors shall consolidate with or merge with or into, or sell, convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any person (including through a dividend or distribution of all or substantially all of its assets to a parent entity), unless the resulting, surviving or transferee person (the “Poseida Successor”) shall expressly assume by written instrument all the obligations of such Poseida Indemnitor under this Agreement. The Poseida Successor shall be the successor to Poseida or such Poseida Subsidiary Indemnitor, as applicable, and shall succeed to, and be substituted for, such Poseida or Poseida Subsidiary Indemnitor, as applicable, under this Agreement, but, in the case of any such sale, conveyance, transfer or lease, Poseida or such Poseida Subsidiary Indemnitor, as applicable, shall not be released from its obligations hereunder.

(b) None of Transposagen or any of Transposagen Subsidiary Indemnitors shall consolidate with or merge with or into, or sell, convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any person (including through a dividend or distribution of all or substantially all of its assets to a parent entity), unless the resulting, surviving or transferee person (the “Transposagen Successor”) shall expressly assume all the obligations of such Transposagen Indemnitor under this Agreement. Transposagen Successor shall be the successor to Transposagen or such Transposagen Subsidiary Indemnitor, as applicable, and shall succeed to, and be substituted for, Transposagen or such Transposagen Subsidiary Indemnitor, as applicable, under this Agreement, but, in the case of any such sale, conveyance, transfer or lease, Transposagen or such Transposagen Subsidiary Indemnitor, as applicable, shall not be released from its obligations hereunder.

8.5 Third Party Rights.

(a) In the event that after the Closing Poseida or any of its Subsidiaries holds any right to indemnification or any other contractual or other right (collectively, a “Poseida Recourse Right”) with respect to any Retained Liability or any Assumed Liability for which any Transposagen Indemnitee is held responsible, or for which any Poseida Indemnitee is entitled to indemnification pursuant to Section 8.2, then Poseida or the applicable Subsidiary of Poseida shall use its commercially reasonable efforts (based on Poseida’s or such Subsidiary’s reasonable business judgment exercised in a manner consistent with its ordinary course business practices with respect to similar rights, including elections to forego exercising any such rights) to exercise such rights and, for purposes of the indemnities provided by Transposagen and Transposagen Subsidiary Indemnitors pursuant to Section 8.2, any Losses hereunder shall be net of any amount received by the Poseida Indemnitee in respect of such rights (after giving effect to any expenses or other costs (including all fees and expenses of counsel) incurred by the Indemnitee in exercising such rights). Poseida hereby agrees that the terms of this Section 8.5(a) shall require Poseida and its Subsidiaries to exercise any Poseida Recourse Right to the extent that the failure to exercise such right would result in any Poseida Indemnitor being unable to satisfy all or any portion of its indemnification obligations under Section 8.1(a).

(b) In the event that after the Closing Transposagen or any of its Subsidiaries holds any right to indemnification or any other contractual or other right (collectively, a “Transposagen Recourse Right”) with respect to any Assumed Liability or any Retained Liability for which any Poseida Indemnitee is held responsible, or for which any Transposagen Indemnitee is entitled to indemnification under Section 8.1, then Transposagen shall use its commercially reasonable efforts to exercise such rights and, for purposes of the indemnities provided by Poseida and the Poseida Subsidiary Indemnitors pursuant to Section 8.1, any Losses hereunder shall be net of any amount received by Transposagen Indemnitee in respect of such rights (after giving effect to any expenses or other costs (including all fees and expenses of counsel) incurred by the Indemnitee in exercising such rights). Transposagen hereby agrees that the terms of this Section 8.5(b) shall require Transposagen and its Subsidiaries to exercise any Transposagen Recourse Right to the extent that the failure to exercise such right would result in any Transposagen Indemnitor being unable to satisfy all or any portion of its indemnification obligations under Section 8.2(a).

8.6 Other Payments. For purposes of the indemnities provided in this Agreement, any Losses of any Indemnitee hereunder shall be net of any amount actually recovered by such Indemnitee with respect to such Losses under any insurance policies.

9. MISCELLANEOUS PROVISIONS

9.1 Fees and Expenses. The Parties agree that each Party shall bear and pay the fees, costs and expenses (including all legal fees and expenses) that have been incurred by it or on behalf of or for the benefit of it in connection with the negotiation, preparation and review of this

Agreement and all bills of sale, assignments, certificates and other instruments and documents delivered or to be delivered in connection herewith.

9.2 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of any of this Agreement is brought by one Party against the other Party, the prevailing Party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

9.3 Notices. Any notice or other communication required or permitted to be delivered to a Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Party):

if to Transposagen:

Transposagen Biopharmaceuticals, Inc.

535 West Second St., Suite 10

Lexington, KY 40508

Attention: Legal

E-mail: ostertag@transposagenbio.com

With a copy to:

Cooley LLP

11951 Freedom Drive

Reston Town Center

Reston, VA 20190-5656

Attention: Christian Plaza, Esq.

Fax No.: (703) 456-8100

if to Poseida:

Poseida Therapeutics, Inc.

3210 Merryfield Row

San Diego, CA 92121

Attention: President

E-mail: eric.ostertag@gmail.com

With a copy to:

Cooley LLP

11951 Freedom Drive

Reston Town Center

Reston, VA 20190-5656

Attention: Christian Plaza, Esq.

Fax No.: (703) 456-8100

9.4 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

9.6 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable conflicts of laws thereof.

9.7 Successors and Assigns; Parties in Interest.

(a) This Agreement shall be binding upon Transposagen and its successors and permitted assigns (if any), and Poseida and its successors and permitted assigns (if any). This Agreement shall inure to the benefit of Transposagen, Poseida and the respective successors and permitted assigns (if any) of the foregoing.

(b) Neither Transposagen nor Poseida shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party; provided that either Party may assign its right and delegate its obligations under this Agreement in connection with a merger or consolidation involving such Party or an assignment of all or substantially all of such Party’s assets.

(c) None of the provisions of this Agreement is intended to provide any rights or remedies to any person other than the Parties and their respective successors and assigns (if any), except that the provision of Section 8 hereof shall inure to the benefit of the Indemnitees.

9.8 Specific Performance. Transposagen agrees that: (a) in the event of any breach or threatened breach by Transposagen of any covenant, obligation or other provision set forth in this Agreement, Poseida shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) Poseida shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding. Poseida agrees that: (a) in the event of any breach or threatened breach by Poseida of any covenant, obligation or other provision set forth in this Agreement, Transposagen shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) Transposagen shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

9.9 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.10 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Transposagen and Poseida.

9.11 Severability. In the event that any provision of this Agreement, or the application of any such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

9.12 Survival. All representations and warranties made by any party in this Agreement or pursuant hereto shall survive any investigation made at any time by or on behalf of any other party and shall survive the Closing. The covenants and agreements set forth in this Agreement shall survive the Closing and shall continue until all obligations set forth herein shall have been performed or satisfied or they shall have terminated in accordance with their terms.

9.13 Investigation. No investigation by or on behalf of Poseida or its representatives into the business, operation, prospects, assets or condition (financial or otherwise) of Transposagen shall diminish in any way the effect of any representations or warranties made by Transposagen in this Agreement or relieve Transposagen of any of its obligations under this Agreement.

9.14 Entire Agreement. This Agreement, the License Agreements, the Trademark License Agreements and the Services Agreement set forth the entire understanding of the Parties relating to the subject matter hereof and thereof and supersedes all prior agreements and understandings among or between any of the Parties relating to the subject matter hereof and thereof.

9.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

* * * * *

In Witness Whereof, the Parties have executed this Asset Contribution Agreement as of the date first above written.

TRANSPOSAGEN BIOPHARMACEUTICALS, INC.
a Delaware corporation

By:	/s/ Eric Ostertag
Name:	Eric Ostertag
Title:	Chief Executive Officer

By:	/s/ Mark Bunning
Name:	Mark Bunning
Title:	Chief Operating Officer

[Signature Page to Transposagen – PTI – Asset Contribution Agreement]

In Witness Whereof, the Parties have executed this Asset Contribution Agreement as of the date first above written.

POSEIDA THERAPEUTICS, INC.
a Delaware corporation

By:	/s/ Eric Ostertag
Name:	Eric Ostertag
Title:	Chief Executive Officer

[Signature Page to Transposagen – PTI – Asset Contribution Agreement]

CERTAIN DEFINED TERMS

For purposes of the Agreement:

“Governmental Entity” means any: (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (iv) multi-national organization or body; or (v) body exercising or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Indemnitee” means a Transposagen Indemnitee or a Poseida Indemnitee, as applicable.

“Intellectual Property” means all databases and data collections, diagrams or designs, models, formulae, inventions (whether or not patentable), patent applications, trade secrets, know-how, registered and unregistered marks (including, without limitation, brand names, product names, logos and slogans and all goodwill associated with such marks), methods, processes, procedures, software and software code (in any form, including source code and executable code), subroutines, techniques, user interfaces, domain names, URLs, web sites, registered and unregistered copyrights, works of authorship and other forms of technology or technical information, and other information (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, prototypes, samples, studies and summaries) and any reissues, extensions or renewals thereof.

“Intellectual Property Rights” means all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patent and industrial property rights; (v) other proprietary rights in Intellectual Property; and (vi) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (i) through (v) above.

“Liability” shall mean any debt, obligation, duty or liability of any nature.

“Losses” of any person means any and all demands, claims, suits, actions, causes of action, proceedings, assessments, losses, damages, liabilities, taxes, costs and expenses incurred by such person, including interest, penalties and attorneys’ fees, third-party expert and consultant fees and expenses, fines, judgments, awards and financial responsibility for investigation and cleanup costs, natural resource damage and governmental oversight costs.

“Permitted Encumbrances” means (a) statutory liens of carriers, warehousemen, mechanics, materialmen and other similar persons incurred in the ordinary course of business for sums not yet due and payable and that do not impair the conduct of the business or the present or proposed use of the affected property or asset, (b) statutory liens for current real or personal property taxes not yet due and payable, and (c) Encumbrances that are immaterial in character, amount and extent and which do not detract from the value of, or interfere with the present or proposed use of, the assets they affect.

“Poseida Employees” means those individuals set forth on Schedule 7.1(ii).

“Poseida Indemnitee” means Poseida and any affiliate of Poseida and their respective successors and assigns. For purposes of this agreement, an “affiliate” of Poseida shall include any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Poseida (excluding Transposagen and its Subsidiaries) and any officer, director or employee of Poseida or any such person.

“Poseida Indemnitor” means Poseida and each Poseida Subsidiary Indemnitor.

“Poseida Subsidiary Indemnitor” means each Subsidiary of Poseida that assumes indemnification obligations pursuant to Section 8.1(a) as required by the terms of Section 8.1(b).

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or arbitration panel.

“Retained Business” means the business and programs of Transposagen that are not related to the Transferred Business.

“Subsidiary” means any entity with respect to which a specified person (or a subsidiary thereof) owns 50% or more of the outstanding equity interests or has the power, through the ownership of equity interests or otherwise, to elect a majority of the directors, or similar managing body or to direct the business and policies of such entity.

“Transferred Business” means the business of human therapeutics.

“Transposagen Employees” means those individuals set forth on Schedule 7.1(i).

“Transposagen Indemnitee” means Transposagen and any Subsidiary of Transposagen (other than Poseida or any Subsidiary of Poseida), and their respective successors and assigns.

“Transposagen Indemnitor” means Transposagen and each Transposagen Subsidiary Indemnitor.

“Transposagen Subsidiary Indemnitor” means each Subsidiary of Transposagen that assumes indemnification obligations pursuant to Section 8.2(a) as required by the terms of Section 8.2(b).